SUB-ITEM 77H

The following shareholders held greater than 25% of the outstanding shares of the series as of February 29, 2004:

Fund                                      Shareholder


GMO Alpha LIBOR Fund                      VERIB NYXF1776322




The following shareholders ceased to hold greater than 25% of the outstanding shares of the series during the period December 1, 2003 through February 29, 2004:

Fund                                      Shareholder

None